Room 4561

May 19, 2009

Bryan Ko, Esq.
General Counsel
Electronics for Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

> **Re:** **Electronics for Imaging, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 19, 2009**
> **File No. 000-18805**

Dear Mr. Ko:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc: Via Facsimile (650) 463-2600
Robert A. Koenig, Esq.
Kathleen Wells
Latham & Watkins, LLP